

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

December 29, 2009

Mr. Dan Ratner
President
Cell-nique Corporation
12 Old Stage Coach Road
Weston, CT 06883

      Re: Cell-nique Corporation
              Form S-1/A
              Filed December 14, 2009
              File No. 333-161413

Dear Mr. Ratner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed December 14, 2009

Summary, page 4

The Company, page 4

1.   We note your response to comment three from our letter dated November 16, 2009. Please reconcile the disclosure on page four that you were incorporated in August of 2008 with the disclosure on page 43 referring to your "incorporation in 2006."

Risk Factors, page 9

2.   We note the first risk factor on page nine. Please add risk factor disclosure addressing your expectations if you fail to raise sufficient capital in the next 12 months.

3.   Please explain or delete the references to an "exercise of rights" in the heading to the last risk factor on page 10 and "this rights offering" in the first risk factor on page 11. Refer to comment seven from our letter dated November 16, 2009, and comment 10 from our letter dated September 16, 2009.

Use of Proceeds, page 22

4.   Given your intention to reserve the right to change the use of proceeds, as indicated in footnote one to your use of proceeds table on page 22 and the risk factor on page 10, please provide the disclosure required by Instruction 7 to Item 504 of Regulation S-K, as requested in comment eight from our letter dated November 16, 2009, and comment 13 from our letter dated September 16, 2009. In general, please provide substantive disclosure and avoid copying rules or instructions into your filing.

5.   We note your disclosure on page 22 that "partial repayment is also acceptable to Management and Note Holder." Please provide a discussion of the terms of this agreement between management and the note holder, where appropriate, including what qualifies as "partial payment."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Intellectual Property, page 33

6.   Please revise this section for clarity, and to discuss all of your intellectual property. Discuss the "trademarks in the United States" and your "trademarks, copyrights and similar intellectual property" referenced on page 23, or advise. Refer to our prior comment 17.

Employees, page 34

7.   We note your response to our prior comment 19. Please disclose the nature and principal terms of the brokerage contracts and independent contractor agreements and further explain the nature and amount of services rendered to the company under these agreements. Given that you discuss these arrangements under the heading "Employees," you should clearly state, if true, that these persons are not your employees. Refer to comment 29 from our letter dated September 16, 2009.

Additionally, please expand your discussion of your arrangements with your full time employees to clarify their salary arrangements. Please revise.

Results of Operations, page 34

8.   Please disclose the status of your negotiations with Vitro Packaging. Refer to our prior comment 21.

Liquidity and Capital Resources, page 36

9.   We note your disclosure on page five that you may seek to raise additional capital if the proceeds from this offering are insufficient, and on page six that you rely on your credit with Physicians Capital Corporation to meet your minimum cash needs. We also note your disclosure that there is no stated maximum limit on your loan with Physicians Capital Corporation. Please provide an estimate of the maximum amount you anticipate the company may draw on the loan from Physicians Capital Corporation during the next 12 months, assuming your offering is insufficient to meet your cash needs, or advise. Refer to Item 303(a)(1) of Regulation S-K.

Ownership of Common Stock, page 42

Security Ownership of Certain Beneficial Owners and Management, page 42

10.   Please explain or revise the disclosure in the table on page 42 indicating that there are no "5% or greater stockholders," given the disclosure that Dan Ratner, Donna Ratner and Physicians Capital Corp beneficially own 100% of your common stock.

11.   The table on page 43 has two columns labeled "Shares Beneficially Owned Prior to Offering" that provide different percentages. Please explain why these columns have different percentages, or revise accordingly.

Executive Compensation, page 44

12.   We note your response to our prior comment 29. You state on page 44 that the summary compensation table summarizes all compensation received by Mr. Ratner. However, in Note 7 on page F-14 you indicate that your officers elected to forgo their compensation. Please reconcile. Also, please reconcile the disclosure on page 44 with the disclosure on page 22 that there are "no amounts contemplated at this time" regarding executive compensation. Additionally, please expand the footnote to the compensation table to clarify what type of compensation is included in the table.

Audited Financial Statements for the Years Ended December 31, 2008 and 2007

General

13. We note you restated your financial statements in response to our prior comment 34 for contributed rent and officers' compensation. Please revise to clearly indicate on the face of your financial statements that they have been restated and provide disclosures required by FASB ASC 250-10-50-7.

Statement of Stockholders' deficit, page F-18

14. We note from your disclosures in statement of cash flows, page F-17 and note 7, page F-26, that you have recorded non-cash officer compensation and office rent and the corresponding contribution to additional paid in capital. Please revise to disclose those transactions in your statement of stockholders' deficit.

Interim Financial Statements for the Nine Months Ended September 30, 2009 and 2008

General

15. Please revise your interim financial statements to comply with our comment issued above related to your statements of stockholders deficit.

16. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Note 1 – Operations and Summary of Significant Accounting Policies
Operations, F-6

17. We note your response to prior comment 33 and disclosure that on December 31, 2008 Physicians Capital Corp transferred the unincorporated division to the Registrant and became a C Corporation effective January 1, 2009. Considering Cell-nique became a taxable entity effective January 1, 2009, the undistributed earnings or losses of the Cell-nique division (previously held under the Physicians Capital Corp S-corporation) should be reclassified into paid-in capital upon its change of tax status in accordance with the guidance in SAB Topic 4B. This assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. Please revise or advise.

18. In connection with the comment above, please replace the term "retained deficit" with accumulated deficit throughout your financial statements.

Signatures

19.   We reissue comment 48 from our letter dated September 16, 2009 and comment 36 from our letter dated November 16, 2009. Your Form S-1 must be signed by your principal executive officer, and your signature page must indicate all of the capacities in which each person is signing the form. Refer to Instruction 1 of Form S-1, Signatures. Please revise.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Miles Garnett
        fax: (516) 371-1846